Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

November 16, 2021

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:     Transamerica Life Insurance Company

Separate Account VA B

Form N-4 Registration Statements (File No. 333-233836)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on November 12, 2021, with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica B-Share Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica B-Share Variable Annuity Prospectus

1.	Key Information Table Annual Fee section - Remove the row with the percentages for the Annual Service Charge and add the percentages to the Base policy charge.

Response: Disclosure has been revised. Please see attached.

2.

In the Annual Portfolio Company Expenses section of the Fee table - If the lower expenses also include a fund that has a fund facilitation fee include disclosure and add the fund facilitation fee percentage to the fees.

Response: Disclosure has been revised. Please see attached.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

November 16, 2021

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Assistant General Counsel